

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Hyun Park
Senior Vice President and Chief Legal Officer
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308

       Re: FirstEnergy Corp.
            Form 10-K for the Fiscal Year ended December 31, 2020
            Filed February 18, 2021
            File No. 333-21011

Dear Mr. Park:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Energy & Transportation